Exhibit 3

STATUTEN der ACE Limited (ACE AG) (ACE SA)	ARTICLES OF ASSOCIATION of ACE Limited (ACE AG) (ACE SA)

I. Firma, Sitz und Zweck der Gesellschaft

Artikel 1         Firma, Sitz und Dauer der Gesellschaft

Unter der Firma

ACE Limited

(ACE AG)

(ACE SA)

besteht eine Aktiengesellschaft gemäss Artikel 620 ff. OR mit Sitz in Zürich. Die Dauer der Gesellschaft ist unbeschränkt.

I. Name, Domicile and Purpose of the Company

Article 1         Corporate Name, Registered Office and

                        Duration

Under the corporate name

ACE Limited

(ACE AG)

(ACE SA)

a Company exists pursuant to art. 620 et seq. of the Swiss Code of Obligations (hereinafter “CO”) having its registered office in Zurich. The duration of the Company is unlimited.

Artikel 2      Zweck

a)      Hauptzweck der Gesellschaft ist der Erwerb, das Halten und der Verkauf von Beteiligungen an Unternehmen, insbesondere, jedoch nicht ausschliesslich, solcher der Direkt- und Rückversicherungsbranche.

Article 2 Purpose a) The main purpose of the Company is to acquire, hold, manage and to sell equity participations, including in insurance and reinsurance companies as well as in other companies.

Die Gesellschaft kann Finanz- und Management-Transaktionen ausführen. Sie kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten.	The Company may carry out finance and management transactions and set up branches and subsidiaries in Switzerland and abroad.

Die Gesellschaft kann im In- und Ausland Grundstücke erwerben, halten und veräussern.	The Company may acquire, hold and sell real estate in Switzerland and abroad.

b) Die Gesellschaft kann alle Geschäfte tätigen, die geeignet sind, den Zweck der Gesellschaft zu fördern und mit dem Zweck im Zusammenhang stehen.	b) The Company may engage in all types of transactions and may take all measures that appear appropriate to promote the purpose of the Company or that are related to the same.
II. Aktienkapital und Aktien	II. Share Capital and Shares

Artikel 3      Aktienkapital

a)      Das Aktienkapital der Gesellschaft beträgt CHF 10’770’390’718.08 und ist eingeteilt in 337’841’616 auf den Namen lautende Aktien im Nennwert von CHF 31.88 je Aktie. Das Aktienkapital ist vollständig liberiert.

Article 3      Share Capital

a)      The share capital of the Company amounts to CHF 10,770,390,718.08 and is divided into 337,841,616 registered shares with a nominal value of CHF 31.88 per share. The share capital is fully paid-in.

b) Auf Beschluss der Generalversammlung können jederzeit Namenaktien in Inhaberaktien und Inhaberaktien in Namenaktien umgewandelt werden.	b) Upon resolution of the General Meeting of Shareholders, registered shares may be converted into bearer shares and bearer shares may be converted into registered shares, at any time.

Artikel 4         Bedingtes Aktienkapital für

                        Anleihensobligationen und ähnliche Instrumente

                        der Fremdfinanzierung

a)      Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 1’052’040’000 durch Ausgabe von höchstens 33’000’000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 31.88 je Aktie erhöht, bei und im Umfang der Ausübung von Wandel- und/oder Optionsrechten, welche im Zusammenhang mit von der Gesellschaft oder ihren Tochtergesellschaften emittierten oder noch zu emittierenden Anleihensobligationen, Notes oder ähnlichen Obligationen oder Schuldverpflichtungen eingeräumt wurden/werden, einschliesslich Wandelanleihen.

Article 4         Conditional Share Capital for Bonds and

                        Similar Debt Instruments

a)      The share capital of the Company shall be increased by an amount not exceeding CHF 1,052,040,000 through the issue of a maximum of 33,000,000 registered shares, payable in full, each with a nominal value of CHF 31.88 through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

b)      Das Bezugsrecht der Aktionäre ist für diese Aktien ausgeschlossen. Das Vorwegzeichnungsrecht der Aktionäre in Bezug auf neue Anleihensobligationen, Notes oder ähnlichen Obligationen oder Schuldverpflichtungen kann durch Beschluss des Verwaltungsrates zu folgenden Zwecken eingeschränkt oder ausgeschlossen werden: Finanzierung und Refinanzierung des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen, von durch die Gesellschaft geplanten neuen Investitionen oder bei der Emission von Options- und Wandelanleihen über internationale Kapitalmärkte sowie im Rahmen von Privatplatzierungen. Der Ausschluss des Vorwegszeichnungsrechts ist ausschliesslich unter folgenden kumulativen Bedingungen zulässig: (1) Die Instrumente müssen zu Marktkonditionen emittiert werden, (2) die Frist, innerhalb welcher die Options- und Wandelrechte ausgeübt werden können, darf ab Zeitpunkt der Emission des betreffenden Instruments bei Optionsrechten 10 Jahre und bei Wandelrechten 20 Jahre nicht überschreiten und (3) der Umwandlungs- oder Ausübungspreis für die neuen Aktien hat mindestens dem Marktpreis zum Zeitpunkt der Emission des betreffenden Instruments zu entsprechen.

b)      Shareholders’ pre-emptive rights are excluded. Shareholders’ advance subscription rights with regard to the new bonds, notes or similar instruments may be restricted or excluded by decision of the Board of Directors in order to finance or re-finance the acquisition of companies, parts of companies or holdings, or new investments planned by the Company, or in order to issue convertible bonds and warrants on the international capital markets or through private placement. If advance subscription rights are excluded, then (1) the instruments are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue for warrants and twenty years for conversion rights and (3) the conversion or exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the instruments are issued.

c)      Der Erwerb von Namenaktien durch Ausübung von Wandel- und Optionsrechten sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Art. 8 der Statuten.

c)      The acquisition of registered shares through the exercise of conversion rights or warrants and any further transfers of registered shares shall be subject to the restrictions specified in Article 8 of the Articles of Association.

Artikel 5         Bedingtes Aktienkapital für

                        Mitarbeiterbeteiligungen

a)      Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 969’206’993 durch Ausgabe von höchstens 30’401’725 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 31.88 je Aktie erhöht bei und im Umfang der Ausübung von Optionen, welche Mitarbeitern der Gesellschaft oder ihrer

Article 5         Conditional Share Capital for Employee

                        Benefit Plans

a)      The share capital of the Company shall be increased by an amount not exceeding CHF 969,206,993 through the issue from time to time of a maximum of 30,401,725 registered shares, payable in full, each with a nominal value of CHF 31.88, in connection with the exercise of option rights granted to any employee of the Company

Tochtergesellschaften sowie Beratern, Direktoren oder anderen Personen, welche Dienstleistungen für die Gesellschaft oder ihre Tochtergesellschaften erbringen, eingeräumt wurden/werden.	or a subsidiary, and any consultant, director, or other person providing services to the Company or a subsidiary.

b)      Bezüglich dieser Aktien ist das Bezugsrecht der Aktionäre ausgeschlossen. Neue Aktien dieser Art können unter dem aktuellen Marktpreis ausgegeben werden. Der Verwaltungsrat bestimmt bei einer solchen Emission die spezifischen Konditionen, inkl. den Preis der Aktien.

b)      Shareholders’ pre-emptive rights shall be excluded with regard to these shares. These new registered shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue including the issue price of the shares.

c) Der Erwerb von Namenaktien im Zusammenhang mit Mitarbeiterbeteiligungen sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Art. 8 der Statuten.

c)      The acquisition of registered shares in connection with employee participation and any further transfers of registered shares shall be subject to the restrictions specified in Article 8 of the Articles of Association.

Artikel 6      Genehmigtes Kapital zu allgemeinen Zwecken

a)      Der Verwaltungsrat ist ermächtigt das Aktienkapital jederzeit bis 14. Juli 2010 im Maximalbetrag von CHF 3’180’030’000 durch Ausgabe von höchstens 99’750’000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 31.88 je Aktie zu erhöhen.

Article 6      Authorized Share Capital for General Purposes

a)      The Board of Directors is authorized to increase the share capital from time to time and at any time until 14 July 2010 by an amount not exceeding CHF 3,180,030,000 through the issue of up to 99,750,000 fully paid up registered shares with a nominal value of CHF 31.88 each.

b)      Erhöhungen durch Festübernahme oder in Teilbeträgen sind zulässig. Der Ausgabepreis, der Zeitpunkt der Dividendenberechtigung und die Art der Liberierung (inkl. Sacheinlage oder Sachübernahme) werden vom Verwaltungsrat bestimmt. Der Verwaltungsrat kann eingeräumte jedoch nicht ausgeübte Bezugsrechte von der Kapitalerhöhung ausschliessen (sofern im Erhöhungsbeschluss ein Maximalbetrag angegeben wurde) oder diese zu marktüblichen Konditionen verkaufen.

b)      Increases through firm underwriting or in partial amounts are permitted. The issue price, the period of entitlement to dividends and the type of consideration or the contribution or underwriting in kind shall be determined by the Board of Directors. The Board of Directors may exclude pre-emptive rights that have not been exercised from the capital increase or may sell such pre-emptive rights at market conditions.

c) Der Verwaltungsrat ist ermächtigt, Bezugsrechte der Aktionäre auszuschliessen und diese Dritten zuzuweisen, wenn die neu auszugebenden Aktien zu folgenden Zwecken verwendet werden:

c)      The Board of Directors is authorized to exclude the pre-emptive rights of the shareholders and to allocate them to third parties in the event of the use of shares for the purpose of (1) acquisition of

(1) Für den Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft, für Fusionen oder Aktientausche oder zur direkten oder indirekten Mittelaufnahme auf internationalen Kapitalmärkten, (2) zur Erweiterung des Aktionariats oder (3) zum Zwecke der Mitarbeiterbeteiligung.

companies, parts of an enterprise or investments, for mergers and exchange of investments or in the case of a share placement for the financing of such transactions, (2) broadening the shareholder constituency or (3) for the purpose of the participation of employees.

d)      Der Erwerb von Namenaktien aus genehmigtem Kapital zu allgemeinen Zwecken sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Art. 8 der Statuten.

d)      The acquisition of registered shares out of authorized share capital for general purposes and any further transfers of registered shares shall be subject to the restrictions specified in Article 8 of the Articles of Association.

Artikel 7      Aktienzertifikate

a)      Die Gesellschaft kann auf Druck und Auslieferung der Aktienzertifikate verzichten sowie bereits gedruckte Zertifikate annullieren. Letzteres setzt die Einlieferung der Zertifikate bei der Gesellschaft sowie das Einverständnis der Aktionäre voraus. Der Aktionär kann jedoch von der Gesellschaft jederzeit kostenlos Druck und Auslieferung der Aktienzertifikate verlangen. Die Gesellschaft kann die Namenaktien ihrerseits jederzeit drucken.

Article 7      Share Certificates

a)      The Company may forego the printing and delivery of registered shares and may cancel without replacement already printed shares. Registered shares already issued can only be cancelled when they are returned to the Company and the shareholder agrees. The shareholder may request at any time, without cost, the printing and delivery of his registered shares. The Company may for its part print out the registered shares at any time.

b)      Nicht verurkundete Namenaktien einschliesslich der daraus entspringenden Rechte können nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft. Die Berechtigung an den Zertifikaten der übertragenen Aktien wird durch rechtsgültige Zession übertragen und bedarf keiner Zustimmung seitens der Gesellschaft. Die Bank, welche abgetretene Namenaktien für die Aktionäre verwaltet, kann von der Gesellschaft über die erfolgte Zession benachrichtigt werden.

b)      Registered shares not physically represented by certificates and the rights arising therefrom can only be transferred by assignment. Such assignment shall not be valid unless notice is given to the Company. Title to the certificate of the transferred share is passed on to the transferee through legal and valid assignment and does not need the explicit consent of the Company. The bank which handles the book entries of the assigned registered shares on behalf of the shareholders may be notified by the Company of the assignment.

c) Nicht verurkundete Namenaktien sowie die daraus entspringenden Vermögensrechte können ausschliesslich zugunsten der Bank, welche die Aktien im Auftrag des betreffenden Aktionärs	c) Registered shares not physically represented by certificates and the financial rights arising from these shares may only be pledged to the bank handling the book entries of such shares for the

verwaltet, verpfändet werden. Die Verpfändung bedarf eines schriftlichen Pfandvertrags. Eine Benachrichtigung der Gesellschaft ist nicht erforderlich.	shareholder. The pledge must be made by means of a written pledge agreement. Notice to the Company is not required.

Artikel 8         Aktienregister; Beschränkungen der

                        Übertragbarkeit

a)      Für die Namenaktien wird ein Aktienbuch geführt. Darin werden die Eigentümer und Nutzniesser mit Namen und Vornamen, Wohnort, Adresse und Staatsangehörigkeit (bei juristischen Personen mit Sitz) eingetragen.

Article 8      Shareholder’s Register, Transfer Restrictions

a)      Registered shares are issued in the name of the owner or the usufructuary. This person shall be entered in the share register with his name, address, domicile and citizenship (domicile in case of legal entities).

b)      Zur Eintragung ins Aktienbuch als Aktionär mit Stimmrecht ist die Zustimmung des Verwaltungsrats notwendig. Die Eintragung als Aktionär mit Stimmrecht kann in den in Art. 8 lit. c), d), e) und f) der Statuten festgehaltenen Fällen abgelehnt werden. Lehnt der Verwaltungsrat die Eintragung des Erwerbers als Aktionär mit Stimmrecht ab, benachrichtig er diesen innerhalb von 20 Tagen seit dem Eingang des Eintragungsgesuchs. Nicht anerkannte Erwerber werden als Aktionäre ohne Stimmrecht ins Aktienbuch eingetragen. Die entsprechenden Aktien gelten in der Generalversammlung als nicht vertreten.

b)      Entry in the share register of registered shares with voting rights is subject to the approval of the Board of Directors. Entry of registered shares with voting rights may be refused based on the grounds set out in Article 8 para. c), d), e) and f). If the Board of Directors refuses to register the acquirer as shareholder with voting rights it shall notify the acquirer of such refusal within 20 days upon receipt of the application. Non-recognized acquirers shall be entered in the share register as shareholders without voting rights. The corresponding shares shall be considered as not represented in the General Meeting of Shareholders.

c)      Eine natürliche oder juristische Person wird in dem Umfang nicht als Aktionärin mit Stimmrecht im Aktienbuch eingetragen, in welchem die von ihr direkt oder indirekt im Sinne von Art. 14 der Statuten gehaltene oder sonstwie kontrollierte Beteiligung 10% oder mehr des im Handelsregister eingetragenen Aktienkapitals beträgt. Dabei gelten Personen, die durch Absprache, Kapital, Stimmkraft, Leitung, Syndikat oder auf andere Weise miteinander verbunden sind, als eine Person. Im Umfang, in welchem eine derartige Beteiligung 10% oder mehr des Aktienkapitals beträgt, werden die entsprechenden Aktien ohne Stimmrecht ins Aktienbuch eingetragen.

c)      No individual or legal entity may, directly or indirectly, formally, constructively or beneficially own (as defined in Article 14 below) or otherwise control voting rights with respect to 10% or more of the registered share capital recorded in the Commercial Register. Those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares, shall be regarded as one person. The registered shares exceeding the limit of 10% shall be entered in the share register as shares without voting rights.

d) Die oben erwähnte 10% Limite gilt auch bei der Zeichnung oder	d) The limit of 10% of the registered share capital also applies to the

Erwerb von Aktien, welche mittels Ausübung von Options- oder Wandelrechten aus Namen- oder Inhaberpapieren oder sonstigen von der Gesellschaft oder Dritten ausgestellten Wertpapieren oder welche mittels Ausübung von erworbenen Bezugsrechten aus Namen- oder Inhaberaktien gezeichnet oder erworben werden. Im Umfang, in welchem eine daraus resultierende Beteiligung 10% oder mehr des Aktienkapitals beträgt, werden die entsprechenden Aktien ohne Stimmrecht ins Aktienbuch eingetragen.

subscription for, or acquisition of, registered shares by exercising option or convertible rights arising from registered or bearer securities or any other securities issued by the Company or third parties, as well as by means of exercising purchased preemptive rights arising from either registered or bearer shares. The registered shares exceeding the limit of 10% shall be entered in the share register as shares without voting rights.

e)      Der Verwaltungsrat verweigert die Eintragung ins Aktienbuch als Aktionär mit Stimmrecht oder entscheidet über die Löschung eines bereits eingetragenen Aktionärs mit Stimmrecht aus dem Aktienbuch, wenn der Erwerber auf sein Verlangen hin nicht ausdrücklich erklärt, dass er die Aktien im eigenen Namen und auf eigene Rechnung erworben hat.

e)      The Board of Directors shall reject entry of registered shares with voting rights in the share register or shall decide on their cancellation when the acquirer or shareholder upon request does not expressly state that she/he has acquired or holds the shares in her/his own name and for her/his own account.

f)      Der Verwaltungsrat verweigert die Eintragung natürlicher und juristischer Personen, welche Namenaktien für Dritte halten und dies schriftlich gegenüber der Gesellschaft erklären werden, als Treuhänder/Nominees mit unbeschränktem Stimmrecht ins Aktienbuch oder entscheidet über die Löschung aus dem Aktienbuch , wenn sie sich nicht dazu verpflichten, gegenüber der Gesellschaft auf deren schriftliches Verlangen hin jederzeit die Namen, Adressen und Beteiligungsquote derjenigen Personen offenzulegen, für welche sie die Namenaktien halten.

f)      The Board of Directors shall reject entry of individuals and legal entities, who hold registered shares for third parties and state this in writing to the Company, as nominees in the share register with voting rights without limitation or shall decide on their cancellation when the nominee does not undertake the obligation to disclose at any time to the Company at its written request the names, addresses and share holdings of each person for whom such nominee is holding shares.

g)      Der Verwaltungsrat kann in besonderen Fällen Ausnahmen von den obgenannten Beschränkungen (Artikel 8 lit. c), d), e) and f) der Statuten) genehmigen. Sodann kann der Verwaltungsrat nach Anhörung der betroffenen Personen deren Eintragungen im Aktienbuch als Aktionäre rückwirkend streichen, wenn diese durch falsche Angaben zustande gekommen sind oder wenn die betroffene Person die Auskunft gemäss Artikel 8 lit. f) verweigert.

g)      The Board of Directors may in special cases approve exceptions to the above regulations (Article 8 para. c), d), e) and f)). The Board of Directors is in addition authorized, after due consultation with the person concerned, to delete with retroactive effect entries in the share register which were effected on the basis of false information and/or to delete entries in case the respective person refuses to make the disclosers according to Article 8 para. f).

h)      Solange ein Erwerber nicht Aktionär mit Stimmrecht im Sinne von Art. 8 der Statuten geworden ist, kann er weder die entsprechenden Stimmrechte noch die weiteren mit diesen in Zusammenhang stehenden Rechte wahrnehmen.

h)      Until an acquirer becomes a shareholder with voting rights for the shares in accordance with this Article 8, she/he may neither exercise the voting rights connected with the shares nor other rights associated with the voting rights.

III. Organisation	III. Organization
A. Die Generalversammlung	A. The General Meeting
Artikel 9 Befugnisse Die Generalversammlung ist das oberste Organ der Gesellschaft. Sie hat die folgenden unübertragbaren Befugnisse:	Article 9 Authorities The General Meeting is the supreme corporate body of the Company. It has the following non-transferable powers:

1. die Festsetzung und Änderung der Statuten;	1. to adopt and amend the Articles of Association;

2. die Wahl der Mitglieder des Verwaltungsrates und der Revisionsstelle;	2. to elect and remove the members of the Board of Directors and the Auditors;

3. die Genehmigung des Jahresberichts, der Jahresrechnung und der Konzernrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinns, insbesondere die Festsetzung der Dividende;

3.       to approve the statutory required annual report, the annual accounts and the consolidated financial statements as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;

4. die Entlastung der Mitglieder des Verwaltungsrats;	4. to grant discharge to the members of the Board of Directors; and

5. die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder welche ihr vom Verwaltungsrat vorgelegt werden.	5. to pass resolutions regarding items which are reserved to the General Meeting by law or by the Articles of Association or which are presented to it by the Board of Directors.
Artikel 10 Generalversammlungen sowie deren Einberufung a) Die ordentliche Generalversammlung findet alljährlich innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt.	Article 10 Meetings and Convening the Meeting a) The ordinary General Meeting shall be held annually within six

Zeitpunkt und Ort, welcher im In- oder Ausland sein kann, werden durch den Verwaltungsrat bestimmt.	months after the close of the business year at such time and at such location, which may be within or outside Switzerland, as determined by the Board of Directors.

b)      Ausserordentliche Generalversammlungen finden satt, wenn es die Generalversammlung, die Revisionsstelle oder der Verwaltungsrat für notwenig erachten. Ausserdem müssen ausserordentliche Generalversammlungen einberufen werden, wenn stimmberechtigte Aktionäre, welche zusammen mindestens 10% des Aktienkapitals vertreten, es verlangen.

b)      Extraordinary General Meetings may be called by resolution of the General Meeting, the Auditors or the Board of Directors, or by shareholders with voting powers, provided they represent at least 10% of the share capital.

Artikel 11      Einberufung

Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle oder die Liquidatoren, einberufen. Die Einladung erfolgt mindestens 20 Tage vor der Versammlung durch Publikation im Schweizerischen Handelsamtsblatt.

Article 11      Notice

The General Meeting is summoned by the Board of Directors or if necessary by the Auditors or the liquidators. Notice of the General Meeting shall be given by publication in the “Schweizerisches Handelsamtsblatt” at least 20 days before the date of the meeting.

Artikel 12 Traktanden a) Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.	Article 12 Agenda a) The Board of Directors shall state the matters on the agenda.

b)      Ein oder mehrere mit Stimmrecht eingetragene Aktionäre können, gemäss den gesetzlichen Bestimmungen, vom Verwaltungsrat die Traktandierung eines Verhandlungsgegenstandes verlangen. Das Begehren um Traktandierung ist schriftlich unter Angabe der Verhandlungsgegenstände und der Anträge an den Präsidenten des Verwaltungsrates mindestens 45 Tage vor der Generalversammlung einzureichen.

b)      One or more registered Shareholders may in compliance with the legal requirements demand that matters be included in the agenda. Such demands shall be in writing and shall specify the items and the proposals and has to be submitted to the Chairman up to 45 days before the date of the meeting.

c)      Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen, welche auch nicht im Zusammenhang mit einem gehörig traktandierten Verhandlungsgegenstand stehen, können keine Beschlüsse gefasst werden, ausser in den gesetzlich vorgesehenen Fällen.

c) No resolution shall be passed on matters proposed only at the General Meeting and which have no bearing on any of the proposed items of the agenda, apart from those exceptions permitted by law.

d)      In der Einberufung der Versammlung werden die Traktanden und die Anträge des Verwaltungsrates sowie derjenigen Aktionäre bekanntgegeben, welche die Traktandierung oder die Durchführung einer Generalversammlung verlangt haben.

d)      The notice of the meeting shall state the matters on the agenda and the proposals of the Board of Directors and of those shareholders who have demanded that a meeting be called or that matters be included in the agenda.

Artikel 13      Vorsitz und Protokoll

a)      Den Vorsitz in der Generalversammlung führt der Präsident des Verwaltungsrates, bei dessen Verhinderung ein anderes vom Verwaltungsrat bezeichnetes Mitglied des Verwaltungsrates oder ein anderer von der Generalversammlung für den betreffenden Tag bezeichneter Vorsitzender.

Article 13      Chair, Minutes

a)      The General Meeting shall be chaired by the Chairman, or, in his absence, by another member of the Board of Directors, or by another Chairman elected for that day by the General Meeting.

b) Der Vorsitzende bezeichnet einen Protokollführer sowie die Stimmenzähler, welche keine Aktionäre sein müssen.	b) The Chairman designates a Secretary for the minutes as well as the scrutinizers who need not be shareholders.

c) Der Verwaltungsrat ist verantwortlich für die Protokollführung. Das Protokoll wird vom Vorsitzenden und vom Protokollführer unterzeichnet.	c) The Board of Directors is responsible for the keeping of the minutes, which are to be signed by the Chairman and by the Secretary.

Artikel 14      Stimmrecht und Vertreter

a)      Jede Aktie berechtigt, unter Vorbehalt der Einschränkungen gemäss Art. 8 und Art. 14 lit. b) der Statuten, zu einer Stimme. Jeder stimmberechtigte Aktionär kann seine Aktien durch eine andere von ihm schriftlich bevollmächtigte Person vertreten lassen, welche kein Aktionär sein muss.

Article 14      Voting Rights and Shareholders Proxies

a)      Each share is entitled to one vote subject to the provisions of Article 8 and Art. 14 para. b) below. Each shareholder may be represented at the General Meeting by another person who is authorized by a written proxy and who does not need to be a shareholder.

b)      Ungeachtet lit. a) vorstehend, gilt Folgendes: Sobald und solange eine natürliche oder juristische Person 10% oder mehr des im Handelsregister eingetragenen Aktienkapitals der Gesellschaft kontrolliert, ist diese bei ordentlichen oder ausserordentlichen

b)      Notwithstanding para. a) above, if and so long as the Controlled Shares of any individual or legal entity constitute ten percent (10%) or more of the registered share capital recorded in the Commercial Register, such individual or legal entity shall be entitled

Generalversammlungen maximal zu den gemäss nachfolgender Formel zu eruierenden Stimmen (abgerundet auf die nächst tiefere, runde Zahl) berechtigt:		to cast votes at any General Meeting or Extraordinary General Meeting in the aggregate equal to the number (rounded down to the nearest whole number) obtained from following formula:

(T ÷ 10) - 1		(T ÷ 10) - 1

Wobei gilt:	“T” ist gleich der Gesamtanzahl der Stimmrechte, welche auf dem im Handelsregister eingetragenen gesamten Aktienkapital der Gesellschaft verliehen werden.	Where:	“T” is the aggregate number of votes conferred by all the registered share capital recorded in the Commercial Register.

c) Als “kontrolliert” im Sinne dieses Artikels gelten folgende Aktien:		c) For purposes of this Article 14,“Controlled Shares” in reference to any individual or entity means:

(aa) alle Aktien der Gesellschaft, welche direkt oder indirekt von einer natürlichen oder juristischen Person gehalten werden, wobei:		(aa) all shares of the Company directly, indirectly or constructively owned by such individual or entity; provided that

(i)      Aktien, welche direkt oder indirekt von einer Personengesellschaft (Partnership), von einem Trust oder einer anderweitigen Vermögensmasse (z.B. Nachlass) gehalten werden, anteilsmässig auf die hinter diesen Strukturen stehenden Partner oder wirtschaftlich Berechtigten angerechnet werden; und

(i) shares owned, directly or indirectly, by or for a partnership, or trust or estate will be considered as being owned proportionately by its partners, or beneficiaries; and

(ii)     Aktien, welche direkt oder indirekt von einer körperschaftlich organisierten Gesellschaft gehalten werden als anteilsmässig von den Aktionären solcher Gesellschaften, welche ihrerseits mehr als 50% der ausgegebenen stimmberechtigten Aktien ebensolcher halten, gehalten gelten; und

(ii)     shares owned, directly or indirectly, by or for a corporation will be considered as being owned proportionately by any shareholder owning 50% or more of the outstanding voting shares of such corporation; and

(iii) Aktien, welche durch die Ausübung von Wandel-, Options- oder ähnlichen Rechten entstehen können, als vom Inhaber des entsprechenden Rechts gehalten gelten; und		(iii) shares subject to options, warrants or other similar rights shall be deemed to be owned; and

(bb) alle Aktien der Gesellschaft, welche direkt oder indirekt von einer natürlichen oder juristischen Person als wirtschaftlich Berechtigte gehalten werden, wobei als solche jede Person gilt, die:	(bb) all Shares of the Company directly, indirectly beneficially owned by such individual or entity; provided that

(i) direkt oder indirekt, durch jede Art von Vertrag, Vereinbarung, anderweitige Rechtsbeziehung oder sonstwie alleine oder zusammen mit anderen derartigen Personen über Folgendes verfügt:	(i) a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

(1) Einfluss auf das Stimmrecht der betreffenden Aktien, sei dies direkt oder indirekt; und/oder	(1) voting power which includes the power to vote, or to direct the voting of, such security; and/or

(2) Einfluss auf die Verfügungsberechtigung an den betreffenden Aktien, sei dies direkt oder indirekt;	(2) investment power which includes the power to dispose, or to direct the disposition of, such security.

(ii)     direkt oder indirekt Trusts, Vollmachten, übrige Vertretungsberechtigungen oder sonstige vertragliche Abreden errichtet oder benutzt in der Absicht, ihre wirtschaftliche Berechtigung an den Aktien zu überdecken, um die einschlägigen Bestimmungen dieser Statuten über die als kontrolliert geltenden Aktien zu umgehen;

(ii)     Any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement, or device with the purpose or effect of divesting such person of beneficial ownership of shares of the Company or preventing the vesting of such beneficial ownership as part of a plan or scheme to evade the provisions of these articles of association shall be deemed to be the beneficial owner of such shares.

(iii) die das Recht hat innerhalb von 60 Tagen die wirtschaftliche Berechtigung an Aktien zu erwerben, insbesondere, jedoch nicht abschliessend, durch: (A) Ausübung von Wandel-, Options- oder

(iii)   A person shall be deemed to be the beneficial owner of shares if that person has the right to acquire beneficial ownership of such shares within 60 days, including but not limited to any right to acquired:

sonstigen Rechten; (B) durch die Umwandlung eines Wertpapiers; (C) durch die automatische Aufhebung eines Trusts, eines Vermögensverwaltungskontos oder einer ähnlichen Vereinbarung; oder (D) durch Ablauf der Dauer eines Trusts, eines Vermögensverwaltungskontos oder einer ähnlichen Vereinbarung.

(A) through the exercise of any option, warrant or right; (B) through the conversion of a security; (C) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or (D) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

d)      Der Verwaltungsrat hat das Recht die Bestimmungen des Artikels 14 der Statuten auszulegen und die Berechtigung von natürlichen und juristischen Personen an Aktien der Gesellschaft zur Sicherstellung der Umsetzung dieser Bestimmungen festzulegen. Bei der Auslegung kann der Verwaltungsrat Gesetze, Reglemente und übrige Bestimmungen sowie Rechtsprechung aus dem In- und Ausland beiziehen, welche Art. 14 der Statuten ähnlich sind.

d)      The Board of Directors shall have the authority to interpret the provisions of this Article 14 and to determine the ownership of shares by any individual or entity so as to fully implement the provisions of this Article 14. In so interpreting this Article 14, the Board of Directors may look to laws, rules, regulations and court decisions (including of countries outside of Switzerland) having language substantially similar to this Article 14.

e) Der Verwaltungsrat kann in besonderen Fällen Ausnahmen von den vorerwähnten Stimmrechtsbeschränkungen gewähren.	e) The Board of Directors may in special cases allow exceptions from this limitation on voting rights.

Artikel 15 Beschlüsse a) Die Generalversammlung ist beschlussfähig ohne Rücksicht auf die Zahl der anwesenden Aktionäre oder der vertretenen Aktien.	Article 15 Resolutions a) The General Meeting may pass resolutions without regard to the number of shareholders present or shares represented.

b) Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der absoluten Mehrheit der vertretenen Aktienstimmen, soweit das Gesetz oder diese Statuten nichts anderes vorsehen.

b)      The General Meeting shall pass its resolutions and carry out its elections with an absolute majority of the share votes represented, to the extent that neither the law nor the Articles of Association provide otherwise.

c)      Der Vorsitzende bestimmt das Abstimmungsverfahren. Erfolgen die Wahlen nicht elektronisch haben sie mittels Stimmzettel zu erfolgen, wenn mindestens 50 anwesende Aktionäre dies per Handzeichen verlangen. Die Weisungserteilung via Internet oder Telefon kann durch den Vorsitzenden gestattet werden.

c)      The Chairman of the General Meeting shall determine the voting procedure. Provided that the voting is not done electronically, voting shall be by ballot if more than 50 of the shareholders present so demand by a show of hands. The accord of instructions by using the internet or the telephone can be permitted by the Chairman.

Artikel 16   Quorum

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

Article 16 Quorums A resolution of the General Meeting passed by at least two thirds of the represented share votes and the absolute majority of the represented shares par value is required for:

1. die in Art. 704 Abs. 1 OR aufgeführten Geschäfte, d.h. für:	1. the cases listed in art. 704 para. 1 CO, i.e.:

(a) die Änderung des Gesellschaftszwecks;	(a) the change of the company purpose;

(b) die Einführung von Stimmrechtsaktien;	(b) the creation of shares with privileged voting rights;

(c) die Beschränkung der Übertragbarkeit von Namenaktien;	(c) the restriction of the transferability of registered shares;

(d) eine genehmigte oder bedingte Kapitalerhöhung;	(d) an increase of capital, authorized or subject to a condition;

(e) die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder zwecks Sachübernahme und die Gewährung von besonderen Vorteilen;	(e) an increase of capital out of equity, against contribution in kind, or for the purpose of acquisition of assets and the granting of special benefits;

(f) die Einschränkung oder Aufhebung des Bezugsrechts;	(f) the limitation or withdrawal of pre-emptive rights;

(g) die Verlegung des Sitzes der Gesellschaft;	(g) the change of the domicile of the Company;

2. Fusion, Spaltung und Umwandlung der Gesellschaft (zwingende gesetzliche Bestimmungen vorbehalten);	2. the merger, de-merger or conversion of the Company (subject to mandatory law);

3. die Lockerung und die Aufhebung von Übertragungsbeschränkungen der Namenaktien;	3. the alleviating or withdrawal of restrictions upon the transfer of registered shares;

4. die Umwandlung von Namenaktien in Inhaberaktien und umgekehrt;	4. the conversion of registered shares into bearer shares and vice versa;

5. für die Auflösung der Gesellschaft mit Liquidation;	5. the dissolution of the Company followed by liquidation;

6. die Abberufung von Mitgliedern des Verwaltungsrates im Sinne von Art. 705 Abs. 1 OR; und	6. the dismissal of the members of the Board of Directors according to art. 705 para. 1 CO; and

7. die Änderung oder Aufhebung der Art. 8, 14, 15 und 16 der Statuten.	7. the amendment or elimination of the provisions of Article 8, Article 14 and Article 15 of the Articles of Association as well as those contained in this Article 16.

B. Der Verwaltungsrat	B. The Board of Directors

Artikel 17   Wahl, Konstituierung und Entschädigung

a)       Der Verwaltungsrat besteht aus wenigstens 3 und höchstens 20 Mitgliedern. Die Amtsdauer des Verwaltungsrats entspricht der gesetzlich zulässigen Maximaldauer längstens aber drei Jahre. Die erste Amtsdauer wird für jedes Mitglied bei der ersten Wahl durch den Verwaltungsrat so festgelegt, dass jedes Jahr eine gleiche Anzahl Verwaltungsräte neu bzw. wiedergewählt werden müssen und spätestens nach drei Jahren sämtliche Mitglieder des Verwaltungsrats sich einer Wiederwahl haben stellen müssen. Der Verwaltungsrat bestimmt die Reihenfolge der Wiederwahl, wobei die erste Amtszeit einzelner Mitglieder des Verwaltungsrats weniger als drei Jahre betragen wird. Diesbezüglich ist unter einem Jahr der Zeitraum zwischen zwei ordentlichen, aufeinanderfolgenden Generalversammlungen zu verstehen. Im Falle einer Zu- oder Abnahme der Anzahl der Mitglieder des Verwaltungsrats, bestimmt der Verwaltungsrat die neue Reihenfolge der Wiederwahlen. Infolgedessen kann die Amtsdauer einzelner Mitglieder des Verwaltungsrats weniger als drei Jahre betragen. Die Amtsdauer läuft mit dem Tag der nächsten ordentlichen Generalversammlung ab, vorbehältlich vorgängigen Rücktritts oder Abwahl. Wenn vor Ablauf dieser Amtsdauer aus irgendeinem Grunde Verwaltungsräte ersetzt werden, läuft die Amtsdauer der neu hinzu gewählten Mitglieder mit der ordentlichen Amtsdauer ihrer Vorgänger ab.

Article 17    Election, Constitution and Indemnification

a)       The Board of Directors shall consist of 3 to 20 members. The term shall correspond to the maximum term legally allowed but shall not exceed three years. Each year the Board of Directors shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of three years, all members will have been subject to re-election. The Board of Directors shall establish the order of rotation, whereas the first term of some members may be less than three years. In this regard, one year shall mean the period between two ordinary General Meetings. In the event of increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. In this context the terms of office of some members may be less than three years. The term of office of a member of the Board of Directors shall, subject to prior resignation or removal, expire upon the day of the next ordinary General Meeting. Newly-appointed members shall complete the term of office of their predecessors.

b)       Der Verwaltungsrat konstituiert sich selber. Der Verwaltungsrat wählt seinen Präsidenten sowie einen Vizepräsidenten. Er bezeichnet einen Sekretär; dieser braucht nicht dem Verwaltungsrat anzugehören. Der Präsident hat bei Stimmengleichheit keinen Stichentscheid.

b)       The Board of Directors shall constitute itself. It appoints its Chairman, a Vice-Chairman and a Secretary who does not need to be a member of the Board of Directors. The Chairman shall have no casting vote.

c)       Die Mitglieder des Verwaltungsrats erhalten für ihre Tätigkeit eine Entschädigung, deren Höhe vom Verwaltungsrat festgelegt wird. Die Mitglieder des Verwaltungsrats sind ebenfalls berechtigt, an Mitarbeiterbeteiligungsprogrammen der Gesellschaft teilzunehmen.

c) Members of the Board of Directors shall receive compensation for their work in an amount to be determined by the Board. They may also participate in the Company’s employee benefit plans.

d)       Soweit es das Gesetz zulässt, werden die Mitglieder des Verwaltungsrates sowie der Geschäftsleitung aus dem Gesellschaftsvermögen schadlos gehalten für Forderungen, Kosten, Verluste, Schäden, Bussen, und sonstige Auslagen, welche ihnen im Zusammenhang mit ihrer Tätigkeit für die Gesellschaft entstehen bzw. gegen diese erhoben werden, es sei denn, ein rechtskräftiger Entscheid eines Gerichts oder einer anderen Behörde stelle fest, dass die betreffende Person die obgenannten Auslagen und Verpflichtungen aufgrund einer vorsätzlichen oder grobfahrlässigen Pflichtverletzung verursacht hat.

d)       The Company shall indemnify and hold harmless, to the fullest extent permitted by law, each of the members of the Board of Directors and officers out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty on behalf of the Company; provided that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgement or decree not subject to appeal, to have committed fraud or dishonesty.

Unabhängig von vorstehender Bestimmung schiesst die Gesellschaft den Mitgliedern des Verwaltungsrats sowie der Geschäftsleitung die im Zusammenhang mit oben erwähnten Angelegenheiten entstehenden Gerichts- und Anwaltskosten vor. Ausgenommen sind jene Fälle, in denen die Gesellschaft selbst gegen die betreffenden Personen vorgeht. Die Gesellschaft kann die aufgewendeten Auslagen zurückfordern, wenn ein Gericht oder eine andere zuständige Behörde rechtskräftig feststellt, dass die betreffende Person gegenüber der Gesellschaft eine Pflichtverletzung begangen hat.

Without limiting the foregoing paragraph, the Company shall advance court costs and attorney’s fees to the members of the Board of Directors and officers, except in cases where the Company itself is plaintiff. The Company may however recover such advanced cost if a court or another competent authority holds that the member of the Board of Directors or the officer in question has breached its duties to the Company.

Artikel 18   Zuständigkeit und Delegation

a)       Der Verwaltungsrat hat die Oberleitung der Gesellschaft sowie die Aufsicht über die Geschäftsleitung. Er vertritt die Gesellschaft gegenüber Dritten und kann in allen Angelegenheiten Beschluss fassen, welche nicht gemäss Gesetz, Statuten oder Organisationsreglement einem anderen Organ zugewiesen sind.

Article 18    Ultimate Direction, Delegation

a)       The Board of Directors is entrusted with the ultimate direction of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association or the regulations.

b)       Der Verwaltungsrat kann aus seiner Mitte Ausschüssen bestellen oder einzelne Mitglieder bestimmen, welche mit der Vorbereitung und/oder Ausführung seiner Beschlüsse oder der Überwachung bestimmter Geschäfte betraut sind. Der Verwaltungsrat erlässt hierzu die notwendigen organisatorischen Weisungen. Mit Ausnahme der unübertragbaren Befugnisse kann der Verwaltungsrat die Geschäftsführung ganz oder teilweise an einzelne Mitglieder, an einen Ausschuss oder an Dritte, welche keine Aktionäre zu sein brauchen, übertragen. Ebenso kann der Verwaltungsrat vorgenannten Personen die Befugnis erteilen, im Namen der Gesellschaft zu zeichnen. Der Verwaltungsrat erlässt hierzu die notwendigen Organisationsreglemente und erstellt die erforderlichen Vertragsdokumente.

b)       The Board of Directors may delegate preparation and/or implementation of its decisions and supervision of the business to committees or to individual members of the Board of Directors. The organizational regulations will be defined by the Board of Directors. While reserving its non-transferable powers, the Board of Directors may further delegate the management of the business or parts thereof and representation of the Company to one or more persons, members of the Board of Directors or others who need not be shareholders. The Board of Directors shall record all such arrangements in a set of regulations for the Company and set up the necessary contractual framework.

Artikel 19 Einzelne Befugnisse Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Befugnisse:	Article 19 Duties The Board of Directors has the following non-transferable and inalienable duties:

1. die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;	1. to ultimately manage the Company and issue the necessary directives;

2. die Festlegung der Organisation;	2. to determine the organization;

3. die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung, sofern diese für die Führung der Gesellschaft notwendig ist;	3. to organize the accounting, the financial control, as well as the financial planning;

4. die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen, sowie die Erteilung der Zeichnungsberechtigungen;	4. to appoint and remove the persons entrusted with the management and representation of the Company and to grant signatory power;

5. die Oberaufsicht über die mit der Geschäftsführung und der Vertretung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;	5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with the Articles of Association, regulations and directives;

6. die Erstellung des Geschäftsberichtes sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse;	6. to prepare the business report, as well as the General Meeting and to implement the latter’s resolutions;

7. die Benachrichtigung des Richters im Falle der Überschuldung;	7. to inform the judge in the event of overindebtedness;

8. die Beschlussfassung über die nachträgliche Liberierung von nicht vollständig liberierten Aktien;	8. to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;

9. die Beschlussfassung über die Feststellung von Kapitalerhöhungen und die entsprechenden Statutenänderungen;	9. to pass resolutions confirming increases in share capital and regarding the amendments to the Articles of Association entailed thereby;

10. Überwachung der Fachkenntnisse der Spezialrevisionsstelle in den Fällen, in denen das Gesetz den Einsatz einer solchen vorsieht.	10. to examine the professional qualifications of the specially qualified Auditors in the cases in which the law foresees the use of such Auditors.

C. Revisionsstelle und Spezialrevisionsstelle	C. Auditors and Special Auditor

Artikel 20 Amtsdauer, Befugnisse und Pflichten	Article 20 Term, Powers and Duties

a) Die Revisionsstelle wird von der Generalversammlung gewählt. Rechte und Pflichten der Revisionsstelle bestimmen sich nach den gesetzlichen Vorschriften.	a) The Auditors shall be elected by the General Meeting and shall have the powers and duties vested in them by law.

b) Die Generalversammlung kann eine Spezialrevisionsstelle ernennen, welche die vom Gesetz für Kapitalerhöhungen mit Sacheinlage oder Verrechnungsliberierung verlangten Prüfungsbestätigungen abgibt.

b)       The General Meeting may appoint a special auditing firm entrusted with the examinations required by applicable law in connection with share capital increases against contribution in kind or set-off.

c)       Die Amtsdauer der Revisionsstelle und (falls eingesetzt) der Spezialrevisionsstelle beträgt ein Jahr. Die Amtsdauer beginnt mit dem Tag der Wahl und endet mit der ersten darauffolgenden ordentlichen Generalversammlung.

c)       The term of office of the Auditors and (if appointed) the special auditors shall be one year. The term of office shall commence on the day of election, and shall terminate on the first annual ordinary General Meeting following their election.

IV. Liquidation	IV. Liquidation

Artikel 21   Auflösung und Liquidation

a)       Die Generalversammlung kann jederzeit in Übereinstimmung mit den gesetzlichen und statutarischen Bestimmungen die Auflösung und die Liquidation der Gesellschaft beschliessen.

Article 21    Dissolution and Liquidation

a)       The General Meeting may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association.

b) Die Liquidation wird durch den Verwaltungsrat besorgt, sofern sie nicht durch einen Beschluss der Generalversammlung anderen Personen übertragen wird.	b) The liquidation shall be carried out by the Board of Directors to the extent that the General Meeting has not entrusted the same to other persons.

c) Die Liquidation ist gemäss Art. 742 ff. OR durchzuführen. Dabei können die Liquidatoren über das Vermögen der Gesellschaft (einschliesslich Immobilien) durch privaten Rechtsakt verfügen.

c)       The liquidation of the Company shall take place in accordance with art. 742 et seq. of the Swiss Code of Obligations. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

d) Das Vermögen der aufgelösten Gesellschaft wird nach Tilgung ihrer Schulden unter die Aktionäre nach Massgabe der einbezahlten Beträge verteilt.	d) After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid-in.

V. Mitteilungen und Sprache der Statuten	V. Notices and Language of the Articles of Association

Artikel 22 Mitteilungen und Bekanntmachungen a) Das Schweizerische Handelsamtsblatt ist das offizielle Publikationsmittel der Gesellschaft.	Article 22 Communications and Announcements a) The official means of publication of the Company shall be the “Schweizerisches Handelsamtsblatt”.

b) Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im “Schweizerisches Handelsamtsblatt”.	b) Shareholder invitations and communications of the Company shall be published in the “Schweizerisches Handelsamtsblatt”.

Artikel 23 Sprache der Statuten Im Falle eines Widerspruchs zwischen der deutschen und jeder anderen Fassung dieser Statuten ist die deutsche Fassung massgeblich.

Article 23    Language of the Articles of Association

In the event of deviations between the German version of these Articles of Association and any version in another language, the German authentic text prevails.

Lausanne, 16. Dezember 2009/December 16, 2009

/s/ Olivier Steimer
Olivier Steimer